UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

SeaWorld Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

81282V100

(CUSIP Number)

LAWRENCE JULIANO

hill path capital lp

150 East 58th Street, 32nd Floor

New York, New York 10155

(212) 632-5420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 2, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,024,464
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,024,464
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,024,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL CO-INVESTMENT PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		154,336
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

154,336
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

154,336
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS-H LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,334,162
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,334,162
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,334,162
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS CO-INVESTMENT E LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,038,139
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,038,139
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,038,139
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS CO-INVESTMENT E2 LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		400,686
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

400,686
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

400,686
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,512,962
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,512,962
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,512,962
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS E GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,438,825
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,438,825
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,438,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH INVESTMENT HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		11,951,787
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

11,951,787
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,951,787
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		11,951,787
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

11,951,787
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,951,787
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2%
14	TYPE OF REPORTING PERSON

IA, PN

10

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		11,951,787
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

11,951,787
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,951,787
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

SCOTT I. ROSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		11,951,787
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

11,951,787
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,951,787
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP NO. 81282V100

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Hill Path Capital, Hill Path Co-Investment, Hill Path H, Hill Path E and Hill Path E2 were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 5,024,464 Shares beneficially owned by Hill Path Capital is approximately $88,454,409, including brokerage commissions.  The aggregate purchase price of the 154,336 Shares beneficially owned by Hill Path Co-Investment is approximately $2,770,012, including brokerage commissions.  The aggregate purchase price of the 1,334,162 Shares beneficially owned by Hill Path H is approximately $24,107,872, including brokerage commissions.   The aggregate purchase price of the 5,038,139 Shares beneficially owned by Hill Path E is approximately $89,772,079, including brokerage commissions.   The aggregate purchase price of the 400,686 Shares beneficially owned by Hill Path E2 is approximately $7,139,381, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reportedly owned by each person named herein is based upon 90,738,187 Shares outstanding, as of May 3, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2017.

A.	Hill Path Capital
(a)	As of the close of business on June 6, 2017, Hill Path Capital beneficially owned 5,024,464 Shares.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 5,024,464
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,024,464
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path Capital has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
B.	Hill Path Co-Investment
(a)	As of the close of business on June 6, 2017, Hill Path Co-Investment beneficially owned 154,336 Shares.

Percentage: Less than 1%

13

CUSIP NO. 81282V100

(b)	1. Sole power to vote or direct vote: 154,336
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 154,336
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path Co-Investment has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
C.	Hill Path H
(a)	As of the close of business on June 6, 2017, Hill Path H beneficially owned 1,334,162 Shares.

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 1,334,162
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,334,162
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path H has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
D.	Hill Path E
(a)	As of the close of business on June 6, 2017, Hill Path E beneficially owned 5,038,139 Shares.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 5,038,139
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,038,139
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Hill Path E since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	Hill Path E2
(a)	As of the close of business on June 6, 2017, Hill Path E2 beneficially owned 400,686 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 400,686
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 400,686
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Hill Path E2 since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
14

CUSIP NO. 81282V100

F.	Hill Path GP
(a)	Hill Path GP, as the general partner of each of Hill Path Capital, Hill Path Co-Investment and Hill Path H, may be deemed the beneficial owner of the (i) 5,024,464 Shares owned by Hill Path Capital, (ii) 154,336 Shares owned by Hill Path Co-Investment and (iii) 1,334,162 Shares owned by Hill Path H.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 6,512,962
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,512,962
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path GP has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
G.	Hill Path E GP
(a)	Hill Path E GP, as the general partner of each of Hill Path E and Hill Path E2, may be deemed the beneficial owner of the (i) 5,038,139 Shares owned by Hill Path E and (ii) 400,686 Shares owned by Hill Path E2.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 5,438,825
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,438,825
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path E GP has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of each of Hill Path E and Hill Path E2 since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
H.	Hill Path Investment Holdings
(a)	Hill Path Investment Holdings, as the managing member of each of Hill Path GP and Hill Path E GP, may be deemed the beneficial owner of the (i) 5,024,464 Shares owned by Hill Path Capital, (ii) 154,336 Shares owned by Hill Path Co-Investment, (iii) 1,334,162 Shares owned by Hill Path H, (iv) 5,038,139 Shares owned by Hill Path E and (v) 400,686 Shares owned by Hill Path E2.

Percentage: Approximately 13.2%

(b)	1. Sole power to vote or direct vote: 11,951,787
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 11,951,787
4. Shared power to dispose or direct the disposition: 0
15

CUSIP NO. 81282V100

(c)	Hill Path Investment Holdings has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of each of Hill Path E and Hill Path E2 since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
I.	Hill Path
(a)	Hill Path, as the investment manager of each of Hill Path Capital, Hill Path Co-Investment, Hill Path H, Hill Path E and Hill Path E2, may be deemed the beneficial owner of the (i) 5,024,464 Shares owned by Hill Path Capital, (ii) 154,336 Shares owned by Hill Path Co-Investment, (iii) 1,334,162 Shares owned by Hill Path H, (iv) 5,038,139 Shares owned by Hill Path E and (v) 400,686 Shares owned by Hill Path E2.

Percentage: Approximately 13.2%

(b)	1. Sole power to vote or direct vote: 11,951,787
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 11,951,787
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of each of Hill Path E and Hill Path E2 since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
J.	Hill Path Holdings
(a)	Hill Path Holdings, as the general partner of Hill Path, may be deemed the beneficial owner of the (i) 5,024,464 Shares owned by Hill Path Capital, (ii) 154,336 Shares owned by Hill Path Co-Investment (iii) 1,334,162 Shares owned by Hill Path H, (iv) 5,038,139 Shares owned by Hill Path E and (v) 400,686 Shares owned by Hill Path E2.

Percentage: Approximately 13.2%

(b)	1. Sole power to vote or direct vote: 11,951,787
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 11,951,787
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path Holdings has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of each of Hill Path E and Hill Path E2 since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
K.	Mr. Ross
(a)	Mr. Ross, as the managing partner of each of Hill Path Investment Holdings, Hill Path and Hill Path Holdings, may be deemed the beneficial owner of the (i) 5,024,464 Shares owned by Hill Path Capital, (ii) 154,336 Shares owned by Hill Path Co-Investment, (iii) 1,334,162 Shares owned by Hill Path H, (iv) 5,038,139 Shares owned by Hill Path E and (v) 400,686 Shares owned by Hill Path E2.

Percentage: Approximately 13.2%

16

CUSIP NO. 81282V100

(b)	1. Sole power to vote or direct vote: 11,951,787
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 11,951,787
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ross has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of each of Hill Path E and Hill Path E2 since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

17

CUSIP NO. 81282V100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2017

Hill Path Capital Partners LP

By:	Hill Path Capital Partners GP LLC General Partner

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Co-Investment Partners LP

By:	Hill Path Capital Partners GP LLC General Partner

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Partners-H LP

By:	Hill Path Capital Partners GP LLC General Partner

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Partners Co-Investment E LP

By:	Hill Path Capital Partners E GP LLC General Partner

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Partners Co-Investment E2 LP

By:	Hill Path Capital Partners E GP LLC General Partner

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

18

CUSIP NO. 81282V100

Hill Path Capital Partners GP LLC

By:	Hill Path Investment Holdings LLC Managing Member

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Partners E GP LLC

By:	Hill Path Investment Holdings LLC Managing Member

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Investment Holdings LLC

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title	Managing Partner

Hill Path Capital LP

By:	Hill Path Holdings LLC General Partner

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Holdings LLC

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

/s/ Scott I. Ross
Scott I. Ross
19

CUSIP NO. 81282V100

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 2 to the Schedule 13D

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

Hill Path CAPITAL Partners CO-INVESTMENT E LP

417,200	$17.8523*	05/30/2017
120,525	$17.7082*	05/31/2017
278,134	$17.9541*	06/01/2017
142,775	$17.7428*	06/02/2017
157,609	$17.2575*	06/05/2017

Hill Path CAPITAL Partners CO-INVESTMENT E2 LP

32,800	$17.8523*	05/30/2017
9,475	$17.7082*	05/31/2017
21,866	$17.9541*	06/01/2017
11,225	$17.7428*	06/02/2017
12,391	$17.2575*	06/05/2017

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* The price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from (in descending order by date) $17.79 to $18.00, $17.505 to $17.87, $17.885 to $18.00, $17.585 to $17.995 and $17.185 to $17.345. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the ranges set forth herein.